Exhibit 99.1

Auryn to Drill Committee Bay Gold Project

Vancouver, Canada – June 18, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company) is pleased to announce that it will commence core drilling at its 100% owned Committee Bay gold project in Nunavut, Canada during the first two weeks of July. The drill program will follow-up on four of the twelve new targets generated at the project through machine learning (see Feb. 19, 2019 release), and will consist of approximately 3000 meters. The Aiviq and Kalulik targets, where 2018 intercepts occurred within strongly sulphidized banded iron formation and shear zones, have been refined through the use of machine learning and will form the basis of the 2019 summer drill program.

A Message from Ivan Bebek, Executive Chairman and Director:

“We are looking forward to turning the drills again at Committee Bay and to offer our shareholders the possibility of a major high-grade gold discovery using cutting-edge artificial intelligence applications.”

The Company anticipates a steady news flow from our property portfolio due to ongoing surface programs in Peru and Canada while awaiting drill permits at Sombrero.”

Drill Plan:

The Company plans to drill along the 15-kilometer strike length of the Aiviq – Kalulik structural corridor that has all the geological characteristics necessary to host major gold deposits with respect to alteration and structural preparation (Figure 1). To enhance the targeting efforts in the field, Auryn will be running induced polarization surveys to identify both chargeability and conductivity targets along the corridor.

Artificial Intelligence Video:

Auryn’s COO and chief geologist, Michael Henrichsen, has produced a concise yet comprehensive video to explain the use of artificial intelligence for targeting at Committee Bay. This video is now available on the Company’s website at the following link: https://www.aurynresources.com/investors/video/

A Message from Michael Henrichsen, COO and Chief Geologist:

“The Committee Bay project represents a world-class opportunity to find major high-grade gold deposits across a 300-km-long gold-endowed greenstone belt. Technically, we have advanced the project considerably with large, thorough datasets and the implementation of machine learning to process our data at a much higher capacity.”

Committee Bay – 2019 Drill Targets

300 km long greenstone belt
Kalulik
Three Bluffs
Aiviq
Legend
Drill Holes
2019 Drill Targets
Preliminary AI Generated Targets
Lakes/Glacial Fluvial Cover
Major Structure
Machine Learning Prospectivity High
AI targets adjacent to drilled mineralization in 2018
4.7 g/t Au over 12.2m
Aiviq
Hole 18RG012:
▪ Strongest mineralization observed in core
- 13.5m @ 1.54 g/t Au at southwest margin of the program
▪ Drilled up to 8.95 g/t Au at Aiviq
Kalulik
15 km Shear Zone
Aiviq, Kalulik Structural Corridor - 2019 Drill Targets
0.40 g/t Au over 21.34m
Three Bluffs deposit
Indicated*: 524,000 oz 7.85 g/t
Inferred*: 720,000 oz 7.64 g/t
Lakes/Glacial Fluvial Cover
N
10 km
* Refer to NI43-101 report dated May 31, 2017 as amended October 23, 2017 filed under Auryn's profile at www.sedar.com

Figure 1: Illustrates the machine learning targets along the Kalulik – Aiviq structural corridor that will form the basis of the 2019 summer drill program.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Committee Bay

The Committee Bay Gold Project is located in Nunavut, Canada. It includes approximately 300,000 hectares situated along the Committee Bay Greenstone Belt (CBGB). High-grade gold occurrences are found throughout the 300 km strike length of the Committee Bay Gold Belt with the most significant being the Three Bluffs deposit. The project benefits from existing infrastructure, including bulk storage fuel facilities, five high-efficiency drill rigs and a 100-person camp. The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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